Ally Wholesale Enterprises LLC

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

October 30, 2015

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Katherine Hsu
Kayla Florio

Re:	Ally Wholesale Enterprises LLC Registration Statement on Form SF-3 Originally Filed August 14, 2015 Amendment No. 1 to Registration Statement Filed October 2, 2015 File No. 333-206413

Dear Ladies and Gentlemen:

This letter is provided on behalf of Ally Wholesale Enterprises LLC (the “Company” or the “depositor”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed to us by telephone in connection with the above-referenced submission and the filing of Amendment No. 2 to Form SF-3 Registration Statement with respect thereto (“Amendment No. 2”). For your reference, we have listed your questions and our corresponding answers. Page references in our responses are to Amendment No. 2.

Asset Representations Review – Voting, page 65

1.	Please revise your disclosure to clearly identify the time periods during which noteholders may vote to initiate an asset representations review.

Response: We have revised the disclosure on page 65 to clarify that the time periods during which noteholders may demand a vote be called and during which the vote must be completed.

2.	Please clarify the percentage of the noteholders by aggregate principal balance of the notes required to initiate a vote. We note that in some places the percentage requirement is in brackets and in other places it is not.

Response: We have revised the disclosure on page 65 in all instances to clarify that a demand of 5.0% of the applicable noteholders is sufficient to call a vote.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact my counsel, Jeffrey S. O’Connor, P.C. of Kirkland & Ellis LLP, at (312) 862-2597.

Sincerely,

/s/ Ryan C. Farris
Ryan C. Farris
President, Ally Wholesale Enterprises LLC

cc:	Richard V. Kent, Ally Wholesale Enterprises LLC

Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP